

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2024

Youngtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Finance Center, No. 5033 Yitian Road
Futian District, Shenzhen,
Guangdong, 518000, People's Republic of China

> Re: **OneConnect Financial Technology Co., Ltd.**
> **Form 20-F for the year ended December 31, 2023**
> **File No. 001-39147**

Dear Youngtao Luo:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

<u>Form 20-F for the year ended December 31, 2023</u>

<u>General</u>

1. Please amend your Form 20-F to revise the certifications filed as Exhibit 12.1 and 12.2 to refer to the certifying officers' responsibility for establishing and maintaining both disclosure controls and procedures <u>and</u> internal control over financial reporting, as defined in Exchange Act Rules 13a-14(a) or 15d-14(a).

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Shuang Zhao